AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 18, 2000
                                                           REGISTRATION NO. 333-

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-6
                               ------------------

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                               ------------------

A.       EXACT NAME OF TRUST:

                   EQUITY FOCUS TRUSTS - SECTOR SERIES, 2000-A

B.       NAME OF DEPOSITOR:  SALOMON SMITH BARNEY INC.

C.       COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                        SALOMON SMITH BARNEY INC.
                        388 GREENWICH STREET, 23RD FLOOR
                        NEW YORK, NY 10013

D.       NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                            COPY OF COMMENTS TO:
             LAURIE A. HESSLEIN             MICHAEL R. ROSELLA, ESQ.
             Salomon Smith Barney Inc.      Battle Fowler LLP
             388 Greenwich Street           75 East 55th Street
             New York, New York  10013      New York, New York  10022
                                            (212) 856-6858

E.       TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
               An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.       PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
         REGISTERED:
               Indefinite

G.       AMOUNT OF FILING FEE:
               No filing fee required.

H.       APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
               As soon as practicable after the effective date of the registration statement.

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.


884017.1

                   SUBJECT TO COMPLETION, DATED APRIL 18, 2000



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EQUITY FOCUS TRUSTS - SECTOR SERIES, 2000-A

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         The final prospectus for a prior series of Equity Focus Trusts - Sector
Series is hereby incorporated by reference and used as a preliminary prospectus for Equity Focus Trusts - Sector Series, 2000-A. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact financial professionals of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

     The Trust consists of up to seven separate unit investment trusts designated as the Energy Portfolio, the Financials Portfolio, the Healthcare Portfolio, the Internet Portfolio, the REIT Portfolio, the Technology & Telecommunications Portfolio and the Utilities Portfolio. The Internet Portfolio was not included in a prior series. As a result, the final prospectus will include the following disclosure in the Risk Factors section:

                                                                     (continued)

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         The information in this prospectus is not complete and may be changed.
We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



884017.1

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Internet Portfolio

         Companies in the Internet Portfolio are subject to the problems and risks inherent in the technology sectors in general. In addition the market in which internet companies compete is characterized by rapidly changing technology, rapid product and service obsolescence, cyclical market patterns, intense competition, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

         Based on the trading history of internet stocks, factors such as the announcement of new products, the development of new technologies or the general condition of the industry have caused and are likely to cause the market price of these stocks to fluctuate substantially. In addition internet stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units at a price equal to or greater than the original price paid for such Units.

         Many internet companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Internet Portfolio. The above factors could adversely affect the value of the Trust's Units.



884017.1

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                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

         A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

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                                                                                    SEC FILE OR
                                                                                IDENTIFICATION NO.
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
I.       Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on
         Form S-6 under the Securities Act of 1933:

         Salomon Smith Barney Inc.                                                2-67446
----------------------------------------------------------------------------------------------------
II.      Information as to Officers and Directors of the
         Depositor filed pursuant to Schedules A and D of Form BD under Rules
         15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

         Salomon Smith Barney Inc.                                                8-12324
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III.     Charter documents of the Depositor filed as
         Exhibits to the Registration Statement on Form S-6
         under the Securities Act of 1933 (Charter, By-
         Laws):

         Salomon Smith Barney Inc.                                                33-65332, 33-36037
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       B.    The Internal Revenue Service Employer Identification Numbers of the
  Sponsor and Trustee are as follows:
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         Salomon Smith Barney Inc.                                                  13-1912900
         The Chase Manhattan Bank                                                   13-4994650
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


Supplemented final prospectuses from the following Series (all of which are incorporated herein by reference) may be used as preliminary prospectuses for this Series:

                  Equity Focus Trusts - Sector Series, 1999-A
                  (Reg. No. 333-77935); and

                  Equity Focus Trusts - Sector Series, 1999-B
                  (Reg. No. 333-89371).




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884017.1

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                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet of Form S-6.
         The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).
         The Prospectus.
         Additional Information not included in the Prospectus (Part II). The undertaking to file reports. The signatures.
         Written Consents as of the following persons:
                  KPMG LLP (included in Exhibit 5.1)
                  Battle Fowler LLP (included in Exhibit 3.1)


The following exhibits:

         1.1.1  --    Form of Reference Trust Indenture (incorporated by
                      reference to Exhibit 1.1.1 to the Registration Statement of Equity Focus Trusts - Global Research Selections,
                      Series 2000-A, 1933 Act File No. 333-31514).

         2.1    --    Form of Standard Terms and Conditions of Trust
                      (incorporated by reference to Exhibit 2.1 to the Registration Statement of Equity Focus Trusts - Global
                      Research Selections, Series 2000-A, 1933 Act File No.
                      333-31514).

         *3.1   --    Opinion of counsel as to the legality of the securities
                      being issued including their consent to the use of their names under the headings "Taxes" and "Legal Opinion" in the Prospectus.

         *5.1   --    Consent of KPMG LLP to the use of their name under the
                      heading "Miscellaneous - Auditors" in the Prospectus.



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*    To be filed with Amendment to Registration Statement.


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884017.1

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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 18TH DAY OF APRIL, 2000.

                         Signatures appear on page II-4.

         A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.



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884017.1

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SALOMON SMITH BARNEY UNIT TRUSTS (Registrant)
SALOMON SMITH BARNEY INC.
         DEPOSITOR


         By the following persons*, who
           constitute a majority of the
           Board of Directors of Salomon Smith
           Barney Inc.:


         DERYCK C. MAUGHAN
         MICHAEL A. CARPENTER


           By:    /s/GINA LEMON
                  (As authorized signatory for
                  Salomon Smith Barney Inc. and
                  Attorney-in-Fact for the persons listed above)



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*    Pursuant to Powers of Attorney filed as exhibits to Registration Statement
     Nos.333-62533 and 333- 66875.




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884017.1